UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

Aegonplein 50

PO Box 85

2501 CB The Hague

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

The information and exhibits included in this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-238186) and the Company’s registration statement on Form F-4 (Registration No. 333- 273041), including any prospectuses forming a part of such registration statements, and shall be deemed a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 30, 2023, the change in legal domicile of Aegon N.V. (the “Company”) from the Netherlands to Bermuda (the “Redomiciliation”) was completed, by means of, first, the cross-border conversion of Aegon N.V., a Dutch public company (naamloze vennootschap) into Aegon S.A., a Luxembourg société anonyme, which conversion was approved at the extraordinary general meeting of Aegon N.V. held on September 29, 2023, and then, following such approval and the conversion on September 30, 2023, of Aegon N.V. into Aegon S.A., the prompt subsequent cross-border conversion of Aegon S.A. into Aegon Ltd., a Bermuda exempted company with liability limited by shares, which conversion was approved by the general meeting of Aegon S.A., which was held on September 30, 2023. Throughout the Redomiciliation, the Company retained its legal personality without interruption and continued to exist as Aegon S.A. and subsequently Aegon Ltd. The shares of the Company remained issued and outstanding throughout the Redomiciliation and its assets and liabilities were not liquidated or transferred. Each shareholder that held shares of Aegon N.V. prior to the Redomiciliation continued to hold the same number of shares of Aegon Ltd. following the completion of the Redomiciliation. The Company’s headquarters remain in the Netherlands, and the Company remains a Dutch tax resident. The Company’s common shares (ISIN BMG0112X1056) remain listed on Euronext Amsterdam and continue to trade under the symbol “AGN”. Aegon Ltd.’s common shares, in the form of NYRSs (ISIN US0076CA1045 and CUSIP 0076CA 104), also remain listed on the New York Stock Exchange and continued to trade under the symbol “AEG”.

A copy of the final Aegon Ltd. Bye-laws and the Memorandum of Continuance of Aegon Ltd. which serves as Aegon Ltd.’s memorandum of association are attached as Exhibit 3.1 and Exhibit 3.2, respectively, to this Report on Form 6-K. The opinion of Appleby (Bermuda) Limited regarding the validity of the common shares of Aegon Ltd. is attached as Exhibit 5.1 to this Report on Form 6-K and is incorporated by reference to the Company’s registration statement on Form F-4 (Registration No. 333- 273041).

The Company’s press release, dated September 29, 2023, announcing the results of the extraordinary general meeting of Aegon N.V. and the Company’s press release, dated September 30, 2023, announcing the closing of the Redomiciliation are included as Exhibit 99.1 and 99.2, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

No.	Description
3.1	Bye-laws of Aegon Ltd.

3.2	Memorandum of Continuance of Aegon Ltd. which serves as Aegon Ltd.’s memorandum of association.

5.1	Opinion of Appleby (Bermuda) Limited regarding the (i) valid issue, (ii) paying up and (iii) non-assessability of the Aegon Ltd. shares.

23.1	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.1).

99.1	Aegon N.V. Press Release, dated September 29, 2023.

99.2	Aegon Ltd. Press Release, dated September 30, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.

By:	/s/ Eilard Friese
Name:	Eilard Friese
Title:	Chief Executive Officer

Date: October 2, 2023